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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. _____________)*



                                RemedyTemp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Class A Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   759549108
--------------------------------------------------------------------------------
                                 (CUSIP Number)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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-------------------                                          -----------------
CUSIP No. 759549108                    13G                   Page 1 of 4 Pages
-------------------                                          -----------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        Robert E. McDonough, Sr. and the McDonough Survivor's Trust
        U/D/T dated June 5, 1985, as amended

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                                 5    SOLE VOTING POWER NUMBER
               NUMBER
              OF SHARES               2,083,900 shares of Class A Common Stock
            BENEFICIALLY         -----------------------------------------------
              OWNED BY           6    SHARED VOTING POWER
                EACH
              REPORTING               0
               PERSON            -----------------------------------------------
                WITH             7    SOLE DISPOSITIVE POWER

                                      2,083,900 shares of Class A Common Stock
                                 -----------------------------------------------
                                 8    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,083,900 shares of Class A Common Stock
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        35.7%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON

        IN and OO (trust)
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               PAGE 1 OF 4 PAGES
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Pursuant to Rule 13d-1(f)(1), this statement is filed on behalf of the two
Reporting Persons identified herein with respect to the 2,083,900 shares of Class A Common Stock of RemedyTemp, Inc.

ITEM 1(a).  NAME OF ISSUER:

            RemedyTemp, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            The Issuer's principal executive office is located at 32122 Camino Capistrano, San Juan Capistrano, California 92675.

ITEM 2(a).  NAME OF PERSON FILING:

            This statement is filed by Robert E. McDonough, Sr. ("Robert E. McDonough") and Robert E. McDonough, Sr., Trustee of the
            McDonough Survivor's Trust U/D/T dated June 5, 1985, as amended (the "Trust"). The information specified in (b) through (f) of Item 2 is given with respect to Robert E. McDonough. Because Robert E. McDonough is the trustee of the Trust, the information specified in (b) through (e) is also applicable with respect to the Trust.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The principal business address of Robert E. McDonough is 32122 Camino Capistrano, San Juan Capistrano, California 92675.

ITEM 2(c).  CITIZENSHIP:

            United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            This statement relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") of RemedyTemp, Inc. (the "Company").

ITEM 2(e).  CUSIP NUMBER:

            759549108.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or dealer registered under Section 15 of the Act,

            (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

            (d) [ ] Investment Company registered under Section 8 of the
                    Investment Company Act,

            (e) [ ] Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940,


                               PAGE 2 OF 4 PAGES
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       (f)  [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
                 Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

       (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii); see Item 7,

       (h)  [ ]  Group, in accordance with Rule 13d-1(b)(ii)(H).

       Not applicable.

ITEM 4.  OWNERSHIP.

         (a) AMOUNT BENEFICIALLY OWNED: Under Rule 13d-3, Robert E. McDonough beneficially owns 2,083,900 shares of Class A Common Stock, consisting of 2,083,800 shares of Class A Common Stock held by the Trust and 100 shares of Class A Common Stock held by Robert E. McDonough. As trustee of the Trust, the Robert E. McDonough has the sole power to vote and direct the vote of these shares of Class A Common Stock.

         (b)  PERCENT OF CLASS:  35.7%.

         (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE -  2,083,900.

              (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE - 2,083,900.

              (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF -
                    2,083,900.

              (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF - 2,083,900.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.


                               PAGE 3 OF 4 PAGES

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.


                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 1996
                                            /s/ Robert E. McDonough, Sr.
                                            -----------------------------
                                                Robert E. McDonough, Sr.



                                            /s/ Robert E. McDonough, Sr.
                                            -----------------------------
                                            Robert E. McDonough, Sr.,
                                            Trustee of the McDonough
                                            Survivor's Trust U/D/T
                                            dated June 5, 1985, as amended




                               PAGE 4 OF 4 PAGES
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                                 EXHIBIT INDEX


Exhibit No.        Description
-----------        -----------
     1             Filing Agreement - regarding the filing of one statement
                   with respect to the same securities.